Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603
                                 April 16, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



    Re:                                   FT 9303
                      All Cap Growth Portfolio, April 2021 Series
                                     (the "Trust")
                          CIK No. 1843328 File No. 333-253978
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE ADD A POLICY THAT THE TRUST WILL INVEST AT LEAST 80% IN STOCKS OF ALL CAPITALIZATIONS.

      Response: In accordance with the Staff's comment, the following 80% test will be added to the Trust's prospectus:

         "Under normal circumstances, the Trust will invest at least 80% of its assets in common stocks of small-, mid- and large capitalization companies."

      2. THE DISCLOSURE UNDER THE SECTION ENTITLED "OBJECTIVE" STATES "THE PORTFOLIO IS A UNIT INVESTMENT TRUST DESIGNED FOR INVESTORS SEEKING EQUITY EXPOSURE TO HIGH-GROWTH COMPANIES ACROSS THE SMALL-, MID- AND LARGE CAPITALIZATION RANGES." PLEASE DEFINE "HIGH-GROWTH COMPANIES."

      Response: The disclosure has been revised as follows:

         "The portfolio comprises high-growth companies that the Investment Committee of RBC Capital Markets, LLC ("RBC Capital Markets") believes can sustain or accelerate revenue and/or earnings per share growth rates over the life of the portfolio. High-growth companies are companies performing better, or expected to perform better, than their industry or the market as a whole."

      3. PLEASE DISCLOSE THE RELATIONSHIP OF RBC CAPITAL MARKETS TO FIRST TRUST. SPECIFICALLY, PLEASE CLARIFY (1) IF RBC IS COMPENSATED, (2) IF THE SPONSOR HAS ANY ROLE IN THE PORTFOLIO SELECTION PROCESS, OR (3) IF THE SPONSOR DOES NOT HAVE ANY ROLE IN THE PORTFOLIO SELECTION PROCESS (E.G., STOCKS IN THE PORTFOLIO ARE PICKED SOLELY BASED ON RBC SELECTION CRITERIA ETC.).

      Response: The Trust confirms that RBC is compensated only through the dealer concession, as described in the prospectus, and is not compensated for selecting securities for the Trust's portfolio. In accordance with the Staff's comment, the following disclosure will be added to the prospectus:

         "The final list of stocks is provided by RBC to the Sponsor. The Sponsor then performs a series of quality and liquidity screens to ensure suitability for inclusion in the Trust."

      4. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES:

         "FOR THE INITIAL SCREENING OF STOCKS, RBC CAPITAL MARKETS SEEKS COMPANIES THAT POSSESS AT LEAST ONE OF THE FOLLOWING ATTRIBUTES: MARKET LEADERSHIP, INNOVATION, SECULAR GROWTH, POSITIVE TRANSFORMATIVE CHANGE, SOLID PROFITABILITY METRICS, AN IMPROVING INFLECTION POINT IN
      FUNDAMENTALS AND CATALYSTS TO MAINTAIN OR ENHANCE ABOVE-INDUSTRY-AVERAGE REVENUE OR EARNINGS GROWTH RATES. COMPANIES INCLUDED IN THIS UNIVERSE WILL GENERALLY BE CONSTITUENTS OF THE RUSSELL 3000(R) GROWTH INDEX."

      (A) PLEASE EXPLAIN "SECULAR GROWTH" IN PLAIN ENGLISH.

      (B) PLEASE EXPLAIN WHAT IS MEANT BY "POSITIVE TRANSFORMATIVE CHANGE."

      (C) PLEASE EXPLAIN WHAT IS MEANT BY "AN IMPROVING INFLECTION POINT IN FUNDAMENTALS" IN PLAIN ENGLISH.

      Response: The disclosure has been revised as follows:

         "For the initial screening of stocks, RBC Capital Markets seeks companies that possess at least one of the following attributes:
      market leadership; inovation; secular growth (fundamental changes within a sector or industry that creates a wave of new demand); positive transformative change (significant beneficial changes in culture and work processes); solid profitability metrics; an improving inflection point in fundamentals (an event that results in a significant change in the progress of a company, industry, sector, economy or geopolitical situation and can be considered a turning point which results in a positive change); and catalysts to maintain or enhance above-industry-average revenue or earnings growth ates. Companies included in this universe will generally be constituents of the Russell 3000(R) Growth Index."

      5. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES:

         "FOR INITIAL INCLUSION ON THE LIST, THE CONSTITUENTS ARE SCREENED
      AND MUST HAVE A MARKET CAPITALIZATION IN EXCESS OF $1 BILLION AND A NEUTRAL OR EQUIVALENT RATING FROM AT LEAST ONE OF THE RESEARCH PROVIDERS UTILIZED BY RBC CAPITAL MARKETS. CONSTITUENTS ARE THEN EVALUATED FOR:
             - FUNDAMENTALS, SUCH AS ANNUAL GROWTH IN REVENUE
             - MANAGEMENT STRENGTH
             - EARNINGS PER SHARE AND FREE CASH FLOW
             - EFFECTIVE BOARD OVERSIGHT
             - MARKET SHARE TRENDS
             - VALUATION"

      (A) THE STAFF NOTES THAT FOR INITIAL INCLUSION ON THE LIST, THE CONSTITUENTS ARE SCREENED AND MUST HAVE A MARKET CAPITALIZATION IN EXCESS OF $1 BILLION, WHICH SEEMS FAIRLY HIGH FOR AN ALL-CAP TRUST THAT SEEKS TO INVEST IN SMALL-CAP SECURITIES, IN ADDITION TO OTHER CAP RANGES. THE STAFF FURTHER NOTES THAT THE RUSSELL 3000 CAP RANGE GOES AS LOW AS $95 MILLION. PLEASE CONFIRM THE $1 BILLION THRESHOLD IS ACCURATE AND EXPLAIN HOW IT IS CONSISTENT WITH THE TRUST'S ALL-CAP STRATEGY. ALTERNATIVELY, PLEASE ADD DISCLOSURE MAKING IT CLEAR THAT THE SMALL CAP EXPOSURE IS LIMITED.

      (B) PLEASE SPECIFY THE RESEARCH PROVIDERS UTILIZED BY RBC.

      (C) FOR THE ABOVE-LISTED FACTORS, PLEASE PROVIDE MORE SPECIFICS AS TO HOW RBC AND/OR THE SPONSOR WILL EVALUATE THE FACTORS.

      Response: Please see below for the Trust's responses.

      (a) The Trust confirms the $1 billion market capitalization threshold is accurate. For purposes of selecting the portfolio, RBC defines a small capitalization company generally as a company with a market capitalization between $300 million and $2 billion. For liquidity purposes, the selection process starts with companies with a market capitalization in excess of $1 billion.

      (b) The prospectus has been revised in accordance with the Staff's comment. Please see the revised disclosure in sub-response (c) below.

      (c)  The prospectus has been revised to add the following disclosure:

         "For initial inclusion on the list, the constituents are screened and must have a market capitalization in excess of $1 billion and a Neutral or equivalent rating from at least one of the research providers utilized by RBC Capital Markets, which include Morningstar, RBC Capital Markets, Credit Suisse, and Argus. Constituents are then evaluated for:
             - Fundamentals, such as annual growth in revenue;
             - Management strength, including industry experience and improving returns on invested capital;
             - Acceleration in earnings per share and free cash flow from operation;
             - Effective board oversight, such as  a separation between the
               Chairman and CEO roles and the number of independent directors;
             - Market share trends, including increases in total adjusted market share; and
             - Attractive valuation relative to the sector or growth that beat estimates."

      RBC looks at all of the above-mentioned factors when building the selection of companies for the portfolio. Each of the factors contribute towards the final portfolio chosen by RBC's analyst using a proprietary methodology."

      6. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES:

        "IT IS ANTICIPATED THAT THE PORTFOLIO'S STOCKS WILL COME FROM AT LEAST FIVE OF THE 11 INDUSTRY SECTORS AS DEFINED BY THE MSCI AND S&P GLOBAL INDUSTRY CLASSIFICATION STANDARD (GICS)."

      (A) THE STAFF NOTES THAT IT IS ANTICIPATED THAT THE PORTFOLIO'S STOCKS WILL COME FROM AT LEAST FIVE OF THE ELEVEN INDUSTRY SECTORS. PLEASE EXPLAIN WHETHER THE PORTFOLIO WILL BE ADJUSTED IF RBC'S FINAL PORTFOLIO RESULTS IN LESS THAN FIVE INDUSTRY SECTORS REPRESENTED.

      (B) PLEASE SPECIFY THE CRITERIA FOR THE SECTORS CHOSEN. FOR EXAMPLE, CAN IT BE ANY FIVE SECTORS? IS THERE A LIMITATION IN THE AMOUNT OF SECURITIES WITHIN EACH OF THESE SECTORS? WHAT IS THE RELEVANCE OF SECTOR LIMITATIONS
IN RBC'S SELECTION CRITERIA?

      Response: The Trust notes that industry sectors are not part of the Trust's portfolio selection process. As such, the above-referenced disclosure has been removed.

      7. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES:

        "THE RUSSELL 3000(R) GROWTH INDEX IS A MARKET CAPITALIZATION-WEIGHTED INDEX BASED ON THE RUSSELL 3000(R) INDEX. THE RUSSELL 3000(R) GROWTH INDEX INCLUDES COMPANIES THAT DISPLAY SIGNS OF ABOVE-AVERAGE GROWTH. THE INDEX IS USED TO PROVIDE A GAUGE OF THE PERFORMANCE OF GROWTH STOCKS IN THE U.S."

      PLEASE DISCLOSE WHETHER THERE IS ANY MINIMUM NUMBER OF COMPANIES (OR RANGE) THAT WILL BE INCLUDED IN THE PORTFOLIO.

      Response: The Trust confirms there is no minimum or maximum number of companies that must be included in the portfolio.

      8. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES:

        "IN ADDITION TO THE INVESTMENTS DESCRIBED ABOVE, THE TRUST HAS EXPOSURE TO THE FOLLOWING INVESTMENTS: DIVIDEND-PAYING SECURITIES."

      PLEASE BE MORE SPECIFIC AS TO "DIVIDEND-PAYING SECURITIES." ARE THESE DIVIDEND-PAYING SECURITIES DIFFERENT FROM THE HIGH-GROWTH COMPANIES SELECTED VIA RBC'S STOCK SCREEN?

      Response: The Trust expects certain of the securities in the portfolio to be dividend-paying securities.

Risk Factors
____________

      9. PLEASE INCLUDE A SPECIFIC RISK FACTOR RELATED TO INVESTING IN HIGH-GROWTH COMPANIES (OR GROWTH COMPANIES).

      Response: In accordance with the Staff's comment, the following disclosure will be added to the prospectus:

         "GROWTH INVESTING RISK. Certain of the Securities held by the Trust are issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                 Very truly yours,

                                                 CHAPMAN AND CUTLER LLP


                                                 By /s/ Daniel J. Fallon
                                                    ____________________________
                                                    Daniel J. Fallon